UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026	Commission File Number 001-33159
AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)
AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Other Events
On July 29, 2026, AerCap Holdings N.V. (together with its subsidiaries, “AerCap,” “we,” “us,” or the “Company”) furnished its interim financial report and press release for the quarter ended June 30, 2026.
The information contained in this Form 6-K (including Exhibit 99.1 hereto but excluding Exhibit 99.2 hereto) is incorporated by reference into AerCap’s Form F-3 Registration Statement File Nos. 333-297097 and 333-282733 and Form S-8 Registration Statements File Nos. 333-194638, 333-194637, 333-180323, 333-165839, and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.
Dividend
In connection with AerCap’s dividend policy, in July 2026, our Board of Directors declared a quarterly cash dividend of $0.40 per share, with a payment date of September 3, 2026, to shareholders of record as of the close of business on August 12, 2026.
The dividend will be subject to Irish dividend withholding tax at a current statutory rate of 25% unless an exemption applies. Pursuant to a confirmation obtained from the Irish Revenue Commissioners, U.S. resident shareholders who hold their shares through the Depository Trust Company (“DTC”) should be exempt from Irish dividend withholding tax provided the address of the beneficial owner of the shares in the records of their broker, or otherwise provided to AerCap’s qualifying intermediary, is in the United States. The confirmation from the Irish Revenue Commissioners is operative for a period of five years until July 25, 2029. Individuals and certain corporate shareholders that are tax resident in a country (other than Ireland) which is a member of the European Union or a country with which Ireland has a double tax treaty in effect (which includes the United States) may be exempt from Irish dividend withholding tax if they provide a relevant declaration as prescribed by the Irish Revenue Commissioners establishing their exemption from Irish dividend withholding tax provided such corporate shareholder is not itself controlled by Irish tax residents.
In addition, the dividend will be subject to Dutch dividend withholding tax (currently at a rate of 15%) for persons who are resident, or deemed to be resident, in the Netherlands (“Dutch resident holders”). To confirm that a shareholder is not a Dutch resident holder, such shareholder must provide an Irish dividend withholding tax relevant declaration as prescribed by the Irish Revenue Commissioners representing that the shareholder is not a Dutch resident holder except that, pursuant to the confirmation from the Irish Revenue Commissioners referred to above, U.S. resident shareholders who hold their shares through the DTC and have a U.S. address of the beneficial owner of the shares in the records of their broker, or that has otherwise been provided to AerCap’s qualifying intermediary, need not provide this declaration form. AerCap intends to presume that shareholders who do not comply with the above requirements are Dutch resident holders.
For a further discussion of Irish and Dutch dividend withholding taxes, see “Irish tax considerations—Dividend withholding tax” and “Dutch withholding tax considerations” in “Item 10. Additional Information” of AerCap’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission on February 12, 2026. The summary provided therein is not exhaustive and shareholders should consult their own tax advisor to determine the Irish and Dutch tax consequences of the dividend in their particular circumstances.

Exhibits
99.1    AerCap Holdings N.V. Interim Financial Report (incorporated by reference)
99.2    AerCap Holdings N.V. Press Release relating to financial results (not incorporated by reference)
101    The following financial information formatted in Inline eXtensible Business Reporting Language (iXBRL):
(1) Unaudited Condensed Consolidated Balance Sheets as of June 30, 2026 and December 31, 2025
(2) Unaudited Condensed Consolidated Income Statements for the Three and Six Months Ended June 30, 2026 and 2025
(3) Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three and Six Months Ended June 30, 2026 and 2025
(4) Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2026 and 2025
(5) Unaudited Condensed Consolidated Statements of Equity for the Three and Six Months Ended June 30, 2026 and 2025
(6) Notes to the Unaudited Condensed Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104    Cover page of this Report on Form 6-K, formatted in Inline XBRL (included in Exhibit 101)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.
By:	/s/ Aengus Kelly
Name:	Aengus Kelly
Title:	Authorized Signatory
Date: July 29, 2026

EXHIBIT INDEX

99.1	AerCap Holdings N.V. Interim Financial Report (incorporated by reference)

99.2	AerCap Holdings N.V. Press Release relating to financial results (not incorporated by reference)

101	The following financial information formatted in Inline eXtensible Business Reporting Language (iXBRL):

(1) Unaudited Condensed Consolidated Balance Sheets as of June 30, 2026 and December 31, 2025

(2) Unaudited Condensed Consolidated Income Statements for the Three and Six Months Ended June 30, 2026 and 2025

(3) Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three and Six Months Ended June 30, 2026 and 2025

(4) Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2026 and 2025

(5) Unaudited Condensed Consolidated Statements of Equity for the Three and Six Months Ended June 30, 2026 and 2025

(6) Notes to the Unaudited Condensed Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104	Cover page of this Report on Form 6-K, formatted in Inline XBRL (included in Exhibit 101)